A R/S

BREDA TELEPHONE CORP.

2006 ANNUAL REPORT

TO

SHAREHOLDERS

This annual report is being provided to the shareholders of Breda Telephone Corp. ("Breda") in connection with the annual meeting of the shareholders which will be held at the Breda Legion Hall, 208 Main, Breda, Iowa, on Monday, June 25, 2007, commencing at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

Various discussions and statements in this annual report are or contain forward looking statements that involve and are subject to various risks, uncertainties and assumptions. Forward looking statements include, but are not limited to, statements with respect to financial results and condition; anticipated future trends in business, revenues or net income; projections concerning operations and cash flow; business, growth and acquisition opportunities and strategies; management's plans and intentions for the future; competitive position; and other forecasts, projections and statements of expectation. Words such as "expects," "estimates," "plans," "will," "anticipates," "contemplates," "forecasts," "predicts," "projects," "prospects," "possible," "hopeful," "intends," "believes," "seeks," "should," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements. Forward looking statements are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Breda disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and nearly all of which are beyond the control of Breda and its management. It is not possible to predict or identify all such factors, risks and uncertainties, but some of the factors, risks and uncertainties affecting forward looking statements include, but are not limited to, the following:

- adverse changes by the Federal Communications Commission, the Iowa Utilities Board or other regulatory authorities to the access charge rates that can be charged by Breda and its subsidiaries to long distance carriers or to the rules and other requirements regarding access charge rates or access charges, whether instituted by the regulatory authorities or at the request or by reason of court or other actions taken by long distance carriers or other interested persons;

- technological advances in the telecommunications, cable and related industries, which are always occurring and at an ever increasing rate, and any one or more of which may replace or otherwise adversely affect in a material way the existing technologies utilized by Breda and its subsidiaries;

- changes in employee relations, including the loss of a key employee or employees;

- industry conditions and occurrences, including bankruptcies and insolvencies of long distance carriers, and consolidations in the telecommunications and cable industries, which generally result in competitors which are larger and better financed and with greater geographic reach, allowing them to compete over broader areas and more effectively;

- economic conditions at the national, regional and local levels, which are always somewhat uncertain given that many different tangible and intangible factors and occurrences can affect the economy;

- political conditions and occurrences at the international, national, regional and local levels, including rumors about, or threats and/or acts of, terrorism or war;

- the general emotions and psychology of the economy, the markets and consumers, which can at times seem to be totally unrelated to actual economic or market conditions or other more tangible factors;

- litigation;

- inaccurate assumptions or predictions by management;

- the ability to enter into and maintain agreements which are necessary to provide services, and on terms which are favorable to Breda;

- ever increasing costs and expenses which are necessary to Breda's and its subsidiaries' businesses but which are outside of Breda's control, such as fuel, health and other insurance costs;

- new third parties entering into Breda's or any of its subsidiaries' marketing or service areas;

- acts or omissions of existing and/or new competitors and other third parties, including offering lower prices or new or substitute products or services and their use of new marketing strategies and approaches;

- the risks associated with technological requirements, technology substitution and changes and other technological developments;

- changes in or more governmental laws, rules, regulations or policies;

- reductions in or other changes to governmental programs assisting or affecting the telecommunications, cable and related industries, and in particular programs which aid providers of those services to rural areas;

- the continued availability of financing, and on terms which are favorable to Breda, and the cost of financing and consequences of leverage; and

- the effects of ever increasing and changing competition and relationships with other carriers and other parties, including competition or relationships which result in Breda or its subsidiaries having to develop new pricing for services, such as interexchange access charges and wireless access charges, or new marketing strategies or new product offerings, and the related risk that Breda or its subsidiaries will not be able to respond on a timely or profitable basis to competitive changes or pressures.

DESCRIPTION OF BUSINESS

Breda is a small provider of telecommunication services to residential and business customers in the west central region and the southwest region of rural Iowa. Breda and its subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, Tele-Services, Ltd. and BTC, Inc., all conduct business under the names "W.I.N." or "Western Iowa Networks".

Breda and its subsidiaries operate seven telephone exchanges as the incumbent or "historical" local exchange carrier (ILEC). BTC, Inc. offers competitive local exchange carrier services (CLEC) to residential and business customers in Carroll, Iowa, where Qwest is the incumbent local exchange carrier. Other telecommunications services provided include long distance services, dial-up and high-speed Internet services, cable TV services, and satellite Internet services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

This Item should be read in conjunction with the financial statements and related notes found at the end of this annual report.

General

Breda is a small provider of telecommunication services to residential and business customers in the west central region and the southwest region of rural Iowa. Breda and its subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, Tele-Services, Ltd. and BTC, Inc., all conduct business under the names "W.I.N." or "Western Iowa Networks".

Breda and its subsidiaries operate seven telephone exchanges as the incumbent or "historical" local exchange carrier (ILEC). BTC, Inc. offers competitive local exchange carrier services (CLEC) to residential and business customers in Carroll, Iowa, where Qwest is the incumbent local exchange carrier. Other telecommunications services provided include long distance services, dial-up and high-speed Internet services, cable TV services, and satellite Internet services.

Operating Segments

Breda organizes its business into three reportable segments. Those segments are local exchange carrier services, broadcast services, and Internet service provider services. Breda has organized its business into those segments because the segments are each strategic business units that are managed separately and that offer different products and services in different regulatory environments.

Local Exchange Carrier Services. This segment provides telephone, data services, and other services to customers in the local exchanges served by Breda and its telephone subsidiaries. Breda also provides long distance services to its customers in all of its ILEC and CLEC exchanges, and surrounding areas.

Broadcast Services. This segment provides cable television services to customers in a total of seventeen towns in Iowa and one town in Nebraska.

Internet Services. This segment provides Internet access to customers in the local exchanges and the surrounding areas and in the Carroll, Iowa market area through BTC, Inc.

The segments in which Breda and its subsidiaries operate are as follows:

Local Exchange Carrier
- Breda
- Prairie Telephone Co., Inc.
- Westside Independent Telephone Company
- BTC, Inc.

Broadcast Services
- Tele-Services, Ltd.

Internet Service Provider
- BTC, Inc.

BTC, Inc. is a subsidiary of Prairie Telephone. BTC, Inc. provides Internet services to its customers and to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for Internet services. As noted above, BTC, Inc. is also a local exchange carrier providing local and long distance telephone services to customers in the Carroll, Iowa market area, where Qwest is the incumbent local exchange carrier.

Breda's primary source of consolidated revenues is from the telephone services provided by Breda, Prairie Telephone, Westside Independent and BTC, Inc. The operating revenues from telephone services are primarily derived from the following types of fees and charges:

- Flat monthly fees charged to subscribers for basic local telephone services. As of March 1, 2007, those fees varied from approximately $11.50 to $35 per month. The monthly fee is higher for subscribers who elect to have additional services and features, such as custom features.

- Access charge revenues payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers. Access charge rates may be at a flat or fixed rate or may depend upon usage. Interstate and intrastate access charge rates are subject to regulation by various governmental authorities. Access charge revenues constitute a substantial part of Breda's consolidated revenues, and a material risk to Breda arises from the regulation of access charge rates by those authorities. The FCC is reviewing proposed plans addressing access charge rates, and Breda believes there will be changes made to the current access charge rate system. Breda also believes that if any of the proposed plans are adopted in their current form, they will likely result in substantial reductions in Breda's access revenues.

  The access charge rate payable to telephone companies like Breda, Prairie Telephone, Westside Independent and BTC, Inc. which utilize the "average schedule" basis for receiving inter-state access charge revenues, is currently based on, among other things, the number of miles of their cable over which they transfer long distance calls made by their subscribers. Breda's total access charge revenues had been increasing in past years, and that trend continued in 2006 due to traffic routing changes for some of Breda's Internet usage, traffic routing changes as a result of the installation of a tandem switch in Breda's Carroll Iowa market, additional traffic on BTC, Inc.'s network with the installation of conference bridging services, and because BTC, Inc. began to offer local phone service in the Carroll, Iowa market in October 2003. Customers that moved their service from the incumbent local carrier to BTC, Inc. also usually selected Breda's long distance service, which has increased the overall number of customers utilizing Breda's network to make long distance calls. The increased customer count has increased the overall minutes of use for long distance calls, which has increased Breda's access revenue. Breda has, however, seen some decrease in its minutes of use because of competition from wireless carriers offering calling plans with such features as unlimited nights and weekend calls. Those types of features lead customers having both wireless and wireline service to use their wireless calling plans to make long distance calls, which results in less traffic being carried over the wireline networks. Also, the Iowa Utilities Board has ruled that some intrastate wireless traffic is considered local traffic, so the wireless carriers are not entering into interconnection agreements with the wireline carriers for use of their networks. The wireline carriers, such as Breda, accordingly receive less traffic over their networks, and receive less payment for the traffic that the wireless carriers do route over the wireline networks since May 2004 when new wireless agreements were negotiated at substantially reduced rates. Breda negotiated reciprocal transport and termination agreements with some of the wireless carriers.

As indicated above, Breda, Prairie Telephone and Westside Independent utilize the "average schedule" basis for receiving inter-state access charge revenues. This is the approach taken by most smaller telephone companies. Another approach available for receiving access charge revenues is the "cost" approach. Telephone companies make filings with the FCC, which set forth their costs of providing long distance services. Under the average schedule approach, access charge rates are based upon, in general, the average of all of those costs across a sample of telephone companies and certain other factors intended to take into account the size of the particular telephone company in question. Breda has received notification from NECA that it is very likely that the FCC will approve a line haul rate decrease effective July 1, 2007. NECA estimates that on average, most of their average schedule companies will experience a 5%-15% decrease in line haul reimbursements once a proposed 24-month transition period is over. Based on NECA's estimates, Breda could possibly experience an approximate $322,000 decrease in its average schedule settlements beginning July 1, 2009.

Concerns have also been raised on the state level by the Iowa Legislature and the Iowa Utilities Board regarding intra-state rates, and whether alternative intrastate inter-carrier compensation mechanisms should be investigated. While various industry organizations have compiled data and worked on this issue since 2003, no final plan has been adopted on a statewide level. Since access charge revenues constitute a substantial portion of Breda's total consolidated revenues, this is an area of material risk to Breda and its subsidiaries.

Breda believes that any increase in intra-state access rates is extremely unlikely and that, at best, intra-state access rates will stay the same. It is also possible, however, that intra-state access rates will be lowered, and if that occurs, it will have a negative impact on Breda's operating income. Breda does not believe, however, that it is possible to predict at this time whether intra-state access rates will be lowered, or if intrastate access rates are lowered, the amount of the decrease in those rates. It is therefore uncertain at this time whether this issue will result in an adverse effect on Breda's operating income. Breda does, however, anticipate continuing pressure for the lowering of both state and federal access charge rates.

- Another access revenue challenge faced by Breda and its counterparts in the industry has been the amount of traffic coming over Qwest facilities which is considered unbillable. In July 2005, an ITA Task Force met with Qwest representatives to discuss how to address this continuing problem of unbillable traffic. The ITA Task Force had been looking at ways to reduce the amount of "unbillable" traffic being terminated on independent carrier networks. During this meeting, Qwest suggested a new billing arrangement that is based on an agreement that Qwest reached with the independent telephone companies in Minnesota. Qwest proposed to generate billings that it sends to independent telephone companies based on its own information and on CLEC originating call information. The independent telcos would then invoice Qwest from those billings. Additionally, Qwest would agree to provide call records that would include monthly usage data to each independent that would include call records, EAS and local wireless call data to allow the independents to bill for nearly all (98%) of the traffic that is terminated. These records would have to be purchased from Qwest, and would be used to identify and bill the true originator of the remaining wireline traffic delivered by Qwest.

  Breda and other Iowa ILEC's received a letter from Qwest dated February 9, 2007 outlining a change in its billing systems effective April 1, 2007. Under their new system, Qwest intends to begin paying terminating charges to ILECS and Iowa Network Services for Qwest's own intraLATA retail toll, and will dispute any billings for all other traffic. Qwest will make payment based on Qwest's toll call detail. Iowa Network Services will receive the new Qwest toll records for all of the independent telephone companies utilizing INS. Qwest will also provide the Iowa Telecommunications Association's "Qwest Traffic" committee with reports for analysis to attempt to identify carriers delivering traffic through Qwest that Qwest is refusing to pay terminating charges on to the ILEC's.

- Breda also receives revenue from the sale and lease of customer premises telephone equipment and other similar items and other miscellaneous customer services, such as custom calling services. Since the completion of the upgrading of their telephone switches in 1998 and 1999, Breda, Prairie Telephone and Westside Independent have had the capability and are offering many more custom calling features to their subscribers. BTC, Inc. also offers custom calling features to its subscribers. Revenues from custom calling features are not, however, a material source of revenue.

- Another source of revenue is fees from long distance providers for billing and collection services for long distance calls made by subscribers. Breda, Prairie Telephone and Westside Independent have been experiencing increased competition in this area over the past three years. Their competitors include other third parties providing these services, and competition from the long distance providers themselves since some providers have decided to handle their own billing and collection. Breda may at some point make a determination to stop providing billing and collection services for other carriers.

- Breda also generates revenue from fees for per minute rate plans and calling plan fees on long distance calls made by subscribers of Breda, Prairie Telephone, Westside Independent and BTC, Inc. Breda experienced a 16.2% increase in its long distance customer base from December of 2005 to December of 2006.

- Breda, Prairie Telephone, Westside Independent and BTC, Inc. each generate revenues from providing Internet access and from sales and leases of other equipment and facilities for private line data transmission, such as local area networks, virtual private networks and wide area networks. They are, however, experiencing intense services and pricing competition in providing Internet access.

Breda's other primary source of consolidated revenue is generated from Tele-Services' cable business. Tele-Services' operating revenues are generated primarily from monthly fees for basic and premium cable services provided to its cable subscribers. Tele-Services' main competition at the time of the preparation of this annual report was from satellite dish providers. The FCC has allowed satellite dish providers to provide local channels since 1999. This fact has had an adverse effect on Tele-Services because its ability to provide local channels was, in the past, one reason subscribers might choose Tele-Services' cable services over a satellite dish. Other rulings and decisions by the FCC are possible, and may provide satellite dish or other providers with equal or greater advantages than Tele-Services can offer to its subscribers, which could result in further adverse effects on Tele-Services' business. The telecommunications and cable industries are also continually changing, and technological advances may provide Tele-Services subscribers with other options. For example, Iowa Network Services is offering cable services in Iowa over existing telephone lines, and it is estimated that up to 70 independent telephone companies in mostly rural Iowa will be able to offer cable television programming over their telephone lines as of December 31, 2006. This option, and others which might arise through other changes or advancements in technology, could have material adverse effects on Tele-Services in the future. Tele-Services is also faced with a declining population base in its service areas, which results in a lower potential customer base.

Another issue faced by Tele-Services is that the companies which provide programming licensing to cable services providers are requiring the cable services providers to include particular channels on their systems as a condition of receiving a programming license. Tele-Services anticipates that it will continue to need to upgrade its plant, equipment and cables in order to add more channel line-ups so that it will continue to be able to obtain programming licenses and in order to stay competitive.

On February 8, 2006, the Deficit Reduction Omnibus Reconciliation Act of 2005, which includes the digital television transition legislation (DTV), was signed into law. The DTV bill sets a February 17, 2009, deadline for broadcasters to transition from analog to digital spectrum. Tele-Services has not finalized the costs to upgrade all of its transmission equipment from analog to digital, but this law will require significant upgrades to its plant, equipment, and cables in order to provide digital transmission of all programming.

Tele-Services is also monitoring the Iowa Cable and Video Franchise bill. This bill would eliminate city franchises and move to a certificate issued by the Secretary of State, and provides for a fee that is a percentage of gross revenues, which means the percentage set by the municipality which shall not be greater than the most recent percentage paid by the incumbent cable provider as a franchise fee or five percent, which ever is less. Incumbent providers would keep their existing franchises until they expire at which time they would apply for a certificate through the Secretary of State.

The industry associations are monitoring this bill because a majority of the independent telcos are current cable providers operating with franchises, many of which are 15-25 year agreements containing build-out and other requirements that would not apply to competitive providers. If a competitor came into a present provider's area with a certificate, they would pay the same fee as the incumbent but the incumbent would continue to face the additional requirements contained in the agreements. In addition, upon expiration of existing franchises and obtaining a certificate, the fee charged by the municipality may in some circumstances be increased, due to the elimination of negotiating with the city. Increased fees would also raise a competitive issue with satellite providers who pay no franchise fees. Both of these circumstances could result in disadvantages for Tele-Services, Ltd.

Other miscellaneous sources of revenue are discussed in the financial statements included at the end of this annual report.

The following table reflects, on a consolidated basis for Breda and its subsidiaries, the approximate percentage of Breda's and its subsidiaries' aggregate revenue which was derived from the three segments described above and from investments as of the close of each of the past two fiscal years:

	2006	2005
Local exchange carrier (1)	84.4%	81.4%
Broadcast (2)	8.4%	10.8%
Internet service provider (3)	7.2%	7.8%
	100.0%	100.0%

(1) This segment includes (i) flat monthly fees charged to subscribers by Breda, Prairie Telephone, Westside Independent and BTC, Inc. for basic local telephone services, (ii) universal services funding amounts and access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers, (iii) fees from long distance providers for billing and collection services for long distance calls made by subscribers, (iv) per minute rates and calling plans rates for long distance services, and (v) monthly cellular commissions, advertising fees, and miscellaneous revenues. BTC, Inc. began providing local telephone services in October 2003. Prior to that time, BTC, Inc. only provided long distance services and Internet services. BTC, Inc. began providing conference bridge services in September 2006.

(2) This segment includes monthly fees charged for basic and premium cable services.

(3) This segment includes monthly fees charged for Internet services.

Twelve months ended December 31, 2006 Compared to Twelve months ended December 31, 2005.

The table below sets forth the components of Breda's revenues for the twelve months ended December 31, 2006, compared to the same period in 2005.

	Years Ended December 31,		Change	
	2006	2005 (Restated)	Amount	Percentage
OPERATING REVENUES				
Local Exchange Carrier				
Local network services	$ 906,612	$ 840,166	$ 66,446	7.9%
Network access services	4,425,849	3,326,256	1,099,593	33.1%
Long distance services	317,227	247,218	70,009	28.3%
Cellular services	1,523,482	1,463,624	59,858	4.1%
Billing and collection services	15,387	19,820	(4,433)	-22.4%
Miscellaneous	126,511	166,629	(40,118)	-24.1%
	$ 7,315,068	$ 6,063,713	$ 1,251,355	20.6%
Broadcast Services	724,957	803,561	(78,604)	-9.8%
Internet services	627,028	579,063	47,965	8.3%
	$ 8,667,053	$ 7,446,337	$ 1,220,716	16.4%

There was an increase in total operating revenues for the twelve-month period ended December 31, 2006 (when compared to the twelve-month period ended December 31, 2005) of $1,220,716, or 16.4%.

Local Exchange Carrier Services - $1,251,355

Local exchange carrier services revenues accounted for 84.4% of all operating revenue in the twelve-month period ended December 31, 2006. There was a $1,251,355, or 20.6%, increase in local exchange carrier services revenues for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005.

Local network services revenues increased $66,446, or 7.9%, for the twelve months ended December 31, 2006, as compared to the same period in 2005, primarily because of the increased number of customers taking phone service from Breda in its CLEC town of Carroll, IA. Breda's long distance services revenue also increased $70,009, or 28.3%, for the twelve months ended December 31, 2006, as compared to the twelve-month period ended December 31, 2005, for the same reason. Breda has received a good response to its package offerings that include local and long distance service from both residential and business customers.

Network access services increased $1,099,593, or 33.1%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. This increase mainly resulted from increased originating and terminating access revenues received on toll traffic generated by Breda's Internet service subscribers in Breda's southern Iowa exchanges to reach Breda's Internet service equipment in Breda, Iowa. This method of provisioning generated approximately $450,983 of access revenue during the twelve-month period ended December 31, 2006, compared to $279,705 for the same period in 2005, and allows Breda to offer its own Internet services to these customers instead of reselling the Iowa Network Services Internet product. Breda's conference bridge services generated approximately $320,748 of access revenue for the twelve-month period ending December 31, 2006, and for which there was no comparable revenue in the twelve-month period ending December 31, 2005. Breda also negotiated wireless agreements with five wireless carriers in the first quarter of 2005, and is now billing and receiving payments from those carriers. Breda's access revenue has also increased because of its increased customer base, and particularly the Carroll, IA, CLEC customer base, taking its long distance services. These customers generate access revenue when they use Breda's networks to make long distance calls. Breda also installed a tandem switch in its Carroll location which allows the consolidation of traffic from almost all of its subsidiary exchanges to produce economies of scale and also allows Breda to now bill a tandem switching rate element on some of its traffic. The twelve-month period ended December 31, 2006 includes twelve months of the tandem switching rate element revenue compared to the twelve-month period ended December 31, 2005 which included one month of tandem switching rate element revenue.

Cellular services increased $59,858, or 4.1%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. While the overall number of customers served between the two years was very similar, there was an increase in the amount of cellular equipment sales for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005.

Miscellaneous revenue decreased $40,118, or 24.1%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 2005. The main component of miscellaneous revenue is the receipt of rent from other telephone companies or industry carriers for the lease of capacity over fiber optic rings owned by Breda, or owned jointly with neighboring telephone companies. During the twelve-month period ended December 31, 2006, a one-time payment in the amount of $142,936 was made to a partner of jointly-owned ring after a true-up of fiber optic revenue proceeds had been jointly undertaken. There was no corresponding entry during the twelve-month period ended December 31, 2005, and no future payments are due because all telephone companies owning the ring are currently being paid directly from the leasing company. Miscellaneous revenue also increased approximately $60,000 from the implementation of switching and transport agreements between neighboring telephone companies, for whom Breda provided those services in 2006.

Broadcast Services – ($78,604)

Broadcast services decreased $78,604, or 9.8%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. Breda's subsidiary, Tele-Services, Ltd. continues to lose customers and to face stiff competition from satellite providers, who are able to provide extensive channel line-up packages, and who are now able to also include local channels in their package offerings. In June 2006, Tele-Services combined the head end for its Auburn, Iowa community with three of its other communities. Tele-Services had completed a fiber construction project during the quarter ended December 31, 2005, which allowed it to combine its Sidney and Riverton cable TV head ends. Breda continues to explore other consolidation opportunities in its cable TV communities in order to reduce its operating costs through consolidation of equipment and maintenance costs. A rate increase was implemented in Auburn, Iowa on August 1, 2006 when that community was able to receive additional channels because of the head end consolidation. Rate increases had also been implemented in November 2005 for the one community that received additional channels from the consolidation of the Sidney and Riverton head ends. Breda plans to implement rate increases for both basic service and premium services in most of its service areas in early 2007. During the third quarter of 2005, Breda upgraded its software and operating systems on its local channel equipment and therefore was able to implement a paid advertising program for businesses and individuals on the local channels in the communities that have the local channels. Breda hopes to generate some customer loyalty through this avenue of information on local community events, as well as the weather and local news. Another factor faced by Tele-Services is the declining population base in the small rural communities served by Tele-Services. Effective October 1, 2005, Tele-Services sold its Neola, Iowa cable service system to Walnut Telephone Company.

This system had generated broadcast services revenue from approximately 111 subscribers.

Internet Services – $47,965

Internet services revenue increased $47,965, or 8.3%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. The increase is directly attributable to the increase in BTC, Inc.'s high-speed Internet service customer base. Breda is gaining high-speed Internet customers in the Carroll, Iowa area because BTC, Inc. is offering bundled services packages that include Internet services, as well as local telephone and other communication services. Breda's satellite Internet revenue increased $39,826 for twelve months ended December 31, 2006, when compared to the same period in 2005. As stated above, Breda began offering Wild Blue satellite Internet service in September 2005. Breda has also seen an increase in revenues from its SecureIT service since this service was added to its Internet service offerings in June 2005, and since Breda has begun selling high-speed Internet and the SecureIT service as a bundled product. In the last three months of 2006, Breda began to offer high-speed Internet services to its customers in its rural telephone exchanges of Lidderdale, Macedonia, Farragut, Yale and Pacific Junction, Iowa. Breda was able to provide high-speed Internet service to these previously unserved areas because reliable technology is now available in the industry, allowing Breda to provide service to customers residing at a great distance from the central office. Breda continues to face intense competition by multiple suppliers in the Carroll, Iowa market area.

OPERATING EXPENSES

The table below sets forth the components of Breda's operating costs for the twelve months ended December 31, 2006, compared to the same period in 2005.

	Years Ended December 31,		Change	
	2006	2005 (Restated)	Amount	Percentage
Operating Expenses				
Cost of services	$ 4,109,781	$ 3,531,798	$ 577,983	16.4%
Depreciation and amortization	960,685	931,294	29,391	3.2%
Selling, general and administration	2,181,342	1,955,379	225,963	11.6%
	$ 7,251,808	$ 6,418,471	$ 833,337	13.0%

Cost of Services - $577,983

Cost of services increased $577,983, or 16.4%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. As a result of customer growth in competitive local exchange carrier access lines, long distance services, and cellular services, the provisioning costs for those services (which include labor and benefits) increased $405,330 during the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. Cellular provisioning accounted for $47,712 of the

$405,330 increase. As noted previously, overall customer growth declined for Breda's cable TV services. As a result, Breda experienced a $6,478 programming fees decrease for its cable TV offerings during 2005. Breda had additional provisioning costs for its satellite Internet service and its dialup customers in Iowa Telecom exchanges, as well as long distance provisioning costs to provide its own Internet service in its southern Iowa exchanges which caused a $179,131 increase in Internet provisioning costs during the twelve-month period ended December 31, 2006 when compared to the twelve-month period ended December 31, 2005. Breda is allocating a portion of shared provisioning costs between its CLEC operation and its Internet services operation.

Depreciation and Amortization – $29,391

Depreciation and amortization expense increased $29,391, or 3.2%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. In 2006, Breda began depreciating over $1,000,000 in new plant assets for a switch in its CLEC operations and for Emergency Alert Equipment in its cable TV operations. These assets became operational in the fourth quarter of 2005, and have generated additional depreciation expense for the twelve months ended December 31, 2006, for which there was no corresponding depreciation expense in the first three quarters of 2005.

Selling, General and Administration – $225,963

Selling, general and administration expenses increased $225,963, or 11.6%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. While property tax expense and use tax expense decreased $15,293 during the twelve-month period ended December 31, 2006, when compared to the same period in 2005, this decrease was offset by increased wage and benefits costs for all departments in 2006. Corporate operations increased $309,720 for the twelve-month period ended December 31, 2006 when compared to the twelve-month period ended December 31, 2005, and was mainly due to the increase in wages and benefits from the addition of administrative staff in 2006. Breda hired a Chief Executive Officer and a Chief Operating Officer, both with an effective start date of July 1, 2006. Breda also experienced increased consulting fees associated with Breda's SEC compliance work, the recruitment of new management staff, the strategic planning of its CLEC operations, and the preparation of and SEC compliance work for proxy solicitations, proxies and other information for consideration by Breda's shareholders at a special meeting scheduled for March 28, 2007 in connection with the requested approval and adoption of articles of restatement for Breda.

OTHER INCOME (EXPENSE)

The table below sets forth the components of other income (expense) for the twelve-month period ended December 31, 2006, compared to the same period in 2005.

	Years Ended December 31, 2006	Years Ended December 31, 2005 (Restated)	Change Amount	Change Percentage
OTHER INCOME (EXPENSE)				
Interest and dividend income	$ 391,562	$ 462,382	$ (70,820)	-15.3%
Gain or (loss) on sale of investments	1,165,392	(2,754)	1,168,146	42,416.3%
Gain or (loss) on disposal of assets	(21,714)	33,385	(55,099)	-165.0%
Interest expense	(108,774)	(105,409)	(3,365)	-3.2%
Income from equity investments	1,872,028	1,341,698	530,330	39.5%
Other, net	5,770	(9,880)	15,650	158.4%
	$ 3,304,264	$ 1,719,422	$ 1,584,842	92.2%

Interest and Dividend Income. Interest and dividend income decreased $70,820, or 15.3%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. Two of Breda's subsidiaries, Prairie Telephone and Westside Independent, received catch-up dividends for past years totaling $31,018 from their investment in Iowa Network Services during the twelve-month period ending December 31, 2005, and for which there was no corresponding income during the twelve-month period ended December 31, 2006. Breda also received increased dividends during the twelve-month period ended December 31, 2005, for some of its other investments, for which there was no corresponding dividend paid during 2006.

Gain or (loss) on sale of investments. The increase in gain or (loss) on sale of investments is directly related to the gain from the Rural Telephone Bank stock sale in April 2006, for which there is no corresponding entry in the same twelve-month period in 2005. Breda received $1,336,000 from the Rural Telephone Bank upon the redemption of its 1,336 shares of Class C Stock. Breda's before tax gain on the redemption of the RTB shares was $1,170,211.

Gain or (loss) on disposal of assets. The decrease in gain or (loss) on disposal of assets is attributable to the loss of $21,714 on the sale of a building at 526 N. Carroll Street, Carroll, Iowa, in May 2006, when compared to the $33,304 gain on the sale of the Neola cable system during the twelve-month period ended December 31, 2005.

Interest Expense. The $3,365, or 3.2%, decrease in interest expense for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005, is the result of the declining Rural Telephone Finance Cooperative outstanding loan balance on which interest is figured because scheduled principal payments have been made. There has been no change in interest rate and no additional loan proceeds have been borrowed.

Income from Equity Investments. Income from equity investments increased $530,330, or 39.5%, for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. The equity investments income shown on Breda's financial statements is Breda's pro-rata share of the net income or net loss of each equity investment, based on Breda's percentage of ownership in each equity investment. The increase in equity investments income reported on Breda's income statement for the twelve-month period ended December 31, 2006 is a reflection of the net increases and decreases in the net income of Breda's equity investments. Most of Breda's equity investments are in cellular partnerships. Some of these cellular investments now receive universal service funding which has increased their overall operating revenue. Breda is also now generating income from equity investments, such as Bug Tussel, L.L.C., which was a new investment during the twelve-month period ended December 31, 2005, and for which there was no corresponding revenue during the twelve-month period ended December 31, 2005.

Other, net. There was a $15,650 increase to Other Income (Loss) for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005. This increase is the result of a decrease in partnership-related costs, as well as an increase in revenue from the rental of tower space cellular providers.

Income Tax Expense. Income taxes increased $1,031,281, or 118.6%, for the twelve-month period ended December 31, 2006, when compared to the same period in 2005. The increase is a direct reflection of the increased income generated from operations and other income sources such as the gain on the redemption of the Rural Telephone Bank stock. The effective tax rate in 2006 is 40.3%, compared to a 31.6% tax rate in 2005. The effective tax rate differs from the U.S. statutory rate due to state income taxes, and the proportion of income from investments, which are exempt from income tax.

Net Income. Net income increased $940,940, or 50.1%, for the twelve-month period ended December 31, 2006, when compared to the same period in 2005.

Liquidity and Capital Resources at Twelve Months Ended December 31, 2006.

Breda's short-term and long-term liquidity requirements arise primarily from: working capital requirements; capital expenditures; interest payments on the long term financing from the Rural Telephone Finance Cooperative; dividend payments on Breda's common stock; redemption of Breda's common stock; and potential industry-related acquisitions or investments.

Breda intends to fund the operations, working capital requirements, capital expenditures, interest payments, dividend payments, and stock redemptions from cash from operations. Breda also intends to fund smaller industry-related acquisitions or investments from cash from operations. For the twelve months ended December 31, 2006 and 2005, cash provided by operating activities was $1,736,140 and $2,415,829, respectively.

To fund any significant future acquisitions or investments, Breda would consider the redemption of its short-term and long-term marketable securities investments; the use of its revolving lines of credit with the Rural Telephone Finance Cooperative; or the addition of long-term debt from industry lenders. Breda presently has an unused line of credit with the Rural Telephone Finance Cooperative of $1,500,000, and Prairie

Telephone has an unused line of credit with the Rural Telephone Finance Cooperative of $500,000. Breda's present revenues would be able to sustain the costs of additional debt if the need arose. All potential acquisitions or investments will, however, be evaluated on their own merits for potential cash and revenue production, and whether the projected return on investment will be sufficient to incur the additional debt.

Breda has historically funded its operations and capital expenditure requirements primarily from cash from operations. The following table summarizes Breda's short-term liquidity, as of December 31, 2006, and December 31, 2005.

	As of December 31,	
	2006	2005 (Restated)
Short-Term Liquidity		
Current Assets	$ 2,930,602	$ 2,766,901
Current Liabilities	540,778	1,115,177
Net Working Capital	$ 2,389,824	$ 1,651,724
Cash and Cash Equivalents	$ 777,708	$ 739,741
Short Term Marketable Securities	$ 643,119	$ 635,409
Available on Line of Credit	$ 2,000,000	$ 2,000,000

The increase in current assets from December 31, 2005 to December 31, 2006 is mainly due to a $76,283 increase in the current portion of Breda's note receivable, due to the pending sale of the investment in Desktop Media, L.L.C. Other contributing factors are a $37,967 increase in Breda's cash and temporary investments, a $28,706 increase in inventories, and a $43,282 increase in its accounts receivable. The increase in accounts receivable is mainly due to increased amounts due to Breda from its interexchange carriers for the use of Breda's networks to terminate their traffic.

The decrease in current liabilities from December 31, 2005 to December 31, 2006 is due mainly to a $249,880 decrease in Accounts Payable, a $255,570 decrease in Accrued Taxes, and a $80,165 decrease in Other Liabilities. The Account Payable decrease was primarily due to receiving and paying in 2006 invoices for the payment of 2005 plant under construction costs for the switch installation in the Carroll CLEC exchange. The invoice amounts were reported as expenses on the twelve-month period ending December 31, 2005, but were paid in 2006. The Accounts Payable decrease also included amounts owing to a neighboring telephone company for fiber rent at December 31, 2005 and for which there was no corresponding liability at December 31, 2006. Accrued Taxes also decreased current liabilities as of December 31, 2006, and was primarily the result of the decrease in federal and state income taxes payable because of the increased estimated tax payments made in 2006, related to the gain on the Rural Telephone Bank stock sale.

The following table summarizes Breda's sources and uses of cash for the twelve months ended December 31, 2006 and 2005.

	For the Years Ended December 31,	
	2006	2005 (Restated)
Net Cash Provided (Used)		
Operating Activities	$ 1,736,140	$ 2,415,829
Investing Activities	(1,313,740)	(2,288,210)
Financing Activities	(384,433)	(424,682)

For the twelve months ended December 31, 2006 and 2005, cash provided by operating activities was $1,736,140 and $2,415,829, respectively.

Cash used in investing activities decreased $974,470 for the twelve-month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005, and is mainly attributable to a decrease in capital expenditures for the twelve- month period ended December 31, 2006, when compared to the twelve-month period ended December 31, 2005.

During the third quarter of 2005, Prairie Telephone purchased an additional 2,462.264 units of Bug Tussel Wireless, L.L.C. for $113,264.15. With Prairie Telephone's initial purchase of 5,000 units for $200,000 in March 2005, Prairie Telephone now has a 9.94% interest in Bug Tussel Wireless, L.L.C. During the twelve-month period ended December 31, 2005, the Company also contributed additional capital of $50,000 to its Guthrie Group, L.L.C. investment and $30,000 to its Carroll County Wireless L.L.C. investment for tower buildout construction.

Cash used in financing activities was $384,433 for the twelve-month period ended December 31, 2006, and $424,682 for the twelve-month period ended December 31, 2005. During the twelve-month period ended December 31, 2006, cash was used to repay $164,514 of long term debt, to pay dividends to the shareholders of $7 per share totaling $217,161, and to redeem common stock for $2,758. Breda used cash during the twelve-month period ended December 31, 2005 to repay $154,013 of Rural Telephone Finance Cooperative long term debt, to pay dividends to shareholders of $7 per share totaling $218,190, and to redeem common stock for $52,479.

Long Term Debt

As of December 31, 2006, Breda had outstanding $1,314,934 of long-term debt with the Rural Telephone Finance Cooperative. This debt carries a fixed rate of interest of 7.35%. Substantially all of the assets of Breda are pledged as security for the long-term debt. The Rural Telephone Finance Cooperative notes are to be paid in equal quarterly installments covering principal and interest until paid in full by the year 2013.

The security and loan agreements underlying the Rural Telephone Finance Cooperative notes contain certain restrictions on distributions to stockholders, investment in, or loans to others, and payment of management fees or an increase in management fees. Breda is restricted from making any distributions, except as might be specifically authorized in writing in advance by the Rural Telephone Finance Cooperative note holders, unless Breda's minimum net worth exceeds 40% and distributions are limited to certain levels of prior year cash margins. In addition, Breda is required to achieve a debt service coverage ratio of not less than 1.25 to 1 and a times interest earned ratio of not less than 1.5 to 1.

Obligations and Commitments

Breda's ongoing capital commitments include capital expenditures and debt service requirements. For the twelve months ended December 31, 2006, capital expenditures were $390,462.

Breda's contractual obligations for principal payments on its long-term debt as of December 31, 2006 are:

2007	$	175,729
2008		187,710
2009		200,507
2010		214,177
2011 and After		536,810

Breda believes that cash provided by operations and current cash balances will be adequate to meet Breda's foreseeable operational, capital expenditure, and debt service requirements. However, Breda's actual cash needs and the availability of required funding may differ from Breda's expectations and estimates, and those differences could be material. Future capital requirements would depend on many factors, including, among others, the demand for Breda's services in Breda's existing markets and regulatory, technological and competitive developments.

Off-Balance Sheet Risk and Concentration of Credit Risk

Breda has no off-balance sheet exposure or risk.

Breda has certain financial instruments which could potentially subject Breda to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and temporary cash investments.

Breda adheres to its investment policy, which allows investments in:

Securities issued or guaranteed by the U.S. Government or its agencies.
Corporate or Municipal bonds rated A or better by a major rating service.
Money market funds investing in U.S. Government, U.S. Agency or highly rated Municipal securities.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and some of the officers of Breda are as follows:

Name	Age	Position(s)
Charles Thatcher	55	President and Director
Dave Grabner	58	Vice President and Director
Rick Anthofer	50	Treasurer and Director
Neil Kanne	60	Secretary and Director
Clifford Neumayer	58	Director
Robert Buelt	48	Director
Daniel Nieland	50	Director

Charles (Chuck) Thatcher has been a director of Breda since May, 2001. His current term as a director of Breda will end at the annual shareholders meeting which will be held in 2007. He has also served as a director of each of Breda's subsidiaries since May, 2001. Mr. Thatcher has served as the president of Breda and of each of Breda's subsidiaries since June 14, 2005. Mr. Thatcher has been an owner of Midwest Wholesale Building Products in Carroll, Iowa for over 20 years. Midwest Wholesale Building Products is a wholesaler/retailer of lumber, building products and materials.

Dave Grabner has been a director of Breda since April, 1999. His current term as a director of Breda will end at the annual shareholders meeting which will be held in 2008. He has also been a director of each of Breda's subsidiaries since April, 1999. Mr. Grabner was the treasurer of Breda and of each of Breda's subsidiaries from June, 2001 until June 14, 2005. He has served as the vice president of Breda and of each of Breda's subsidiaries since June 14, 2005. Mr. Grabner has been self-employed as an electrician for over 30 years. He was also previously self-employed as a farmer.

Rick Anthofer has been a director of Breda since August, 2003. His current term as a director will end at the annual shareholders meeting which will be held in 2009. He has also served as a director of each of Breda's subsidiaries since August, 2003. Mr. Anthofer has served as the treasurer of Breda and each of Breda's subsidiaries since June 14, 2005. Mr. Anthofer has been the vice president of Breda Savings Bank, Breda, Iowa, since approximately September 15, 1999. He was an agricultural and commercial loan officer and an assistant vice president at Carroll County State Bank in Carroll, Iowa, for approximately 13 years prior to that time. Mr. Anthofer has also been a member of the Breda, Iowa City Council since 1988.

Neil Kanne has been a director of Breda since May, 2004, and his term as a director will end at the annual shareholders meeting which will be held in 2007. Mr. Kanne has also been a director of each of Breda's subsidiaries since May, 2004. Mr. Kanne has served as the secretary of Breda and each of Breda's subsidiaries since October 30, 2006. Mr. Kanne has been self-employed as a farmer since 1970.

Clifford Neumayer has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Neumayer also became a director of each of Breda's subsidiaries in October, 2006. Mr. Neumayer was also a director of Breda from April, 1996 until May 17, 2005. He was the vice president of Breda and each of Breda's subsidiaries from April, 1996 until June, 2003, and the president of Breda and each of its subsidiaries from June, 2003 until June, 2005. Mr. Neumayer has been a self-employed farmer since 1970.

Daniel Nieland has been a director of Breda since May 17, 2005 and his term as a director will end at the annual shareholders meeting which will be held in 2008. Mr. Nieland also became a director of each of Breda's subsidiaries in May, 2005. Mr. Nieland has been self-employed as a farmer since 1978. He served as a board member of Mt. Carmel Mutual Insurance Association in Breda, Iowa from approximately 1988-2006. Mr. Nieland has been serving as a Carroll County, Iowa Supervisor since January 2007.

Robert Buelt has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Buelt has also served as a director of each of Breda's subsidiaries since October, 2006. Mr. Buelt has been employed as the assistant manager of the Carroll Car Credit Company since November 1, 2001, and has been the owner/operator of Buelt Hatchery and Storage since January 1, 1985. Carroll Car Credit Company helps individuals establish and reestablish credit to purchase vehicles available from Carroll Car Credit Company. Buelt Hatchery and Storage is a mini-storage unit facility.

The number of directors for Breda is currently fixed at seven. Each director is elected to a three year term and until his or her successor is elected, or until his or her death, resignation or removal. The terms of the directors are staggered, so that three of the directors' terms expire in one year, two expire the next year, and two expire the following year. If an individual has served for three consecutive terms as a director, that individual must be off the board for at least one year before the individual can again be elected as a director. Each director of Breda must also be a Class A Common Stock shareholder of Breda, and a director will automatically cease to be a director if he or she sells or transfers all of his or her shares of Class A Common Stock. Each director must also be at least 18 years of age.

The officers of Breda are elected annually by the board of directors at its annual organizational meeting, and hold office until the next annual organizational meeting of the board of directors and until their respective successors are chosen or until their death, resignation or removal. The annual organizational meeting of the board of directors is the first regularly scheduled meeting of the board of directors which follows the annual shareholders meeting. Each officer, other than the chief executive officer, the chief operations officer and the chief financial officer, must also be a director of Breda.

The following three employees made significant contributions to Breda's business during 2006:

Name	Age	Position
Steve Frickenstein	55	Chief Executive Officer
Charles Deisbeck	41	Chief Operations Officer
Jane A. Morlok	53	Chief Financial Officer

Mr. Frickenstein became employed as the chief executive officer of Breda effective on July 1, 2006. Mr. Frickenstein served as a general manager of construction support for AT&T from May 1, 2000 through July 22, 2005. He provided various consulting services to Breda during the period of January, 2006 to June, 2006. Mr. Frickenstein has 36 years of experience in the telecommunications industry, and he began his career as a lineman for Illinois Bell. He has also had assignments in Europe with Bell Labs in New Jersey.

Mr. Deisbeck became employed as the chief operations officer of Breda effective on July 1, 2006. Mr. Deisbeck was an operations manager at Choice One Communications in Milwaukee, Wisconsin, from September, 2000, to October, 2002. He served as the operations manager at Red River Telephone Company in Abercrombie, North Dakota, from October, 2002, until June 30, 2006. He has held various plant operations positions in the telecommunications industry since 1988.

Ms. Morlok was chief financial officer and co-chief executive officer of Breda from March 20, 1998 to July 1, 2006. She also served as Breda's interim chief executive officer from April 11, 2006 until July 1, 2006. Her current title is chief financial officer.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Breda's authorized stock consists of 5,000,000 shares of Class A Common Stock, no par value, and 5,000,000 shares of Class B Common Stock, no par value. The Class A Common Stock is comprised of three series, consisting of 4,968,984 shares of Series 1 Class A Common Stock, 30,959 shares of Series 2 Class A Common Stock, and 57 shares of Series 3 Class A Common Stock. As of June 10, 2007, Breda had the following outstanding shares of stock: (i) 400 shares of the Series 1 Class A Common Stock, which were held by 9 different shareholders; (ii) 29,518 shares of the Series 2 Class A Common Stock, which were held by 640 different shareholders; (iii) 50 shares of the Series 3 Class A Common Stock, which were held by 20 different shareholders; and (iv) 1,048 shares of Class B Common Stock, which were held by 22 different shareholders.

Breda had a total of 609 shareholders as of June 10, 2007. Some of the shareholders own shares of more than one of the series of the Class A Common Stock, however, and that is why the total number of shareholders noted in the preceding paragraph exceeds 609.

Breda's common stock is not listed on any exchange, and there is no public trading market for Breda's common stock. Breda has not agreed to register any shares of its common stock under any federal or state securities laws. An investment in Breda's common stock is also not a liquid investment because the Articles of Restatement of Breda establish various restrictions and conditions on the issuance and ownership of, and on the transfer of, shares of its stock.

For example, Breda has the first right and option to purchase any or all of the shares of the Class A Common Stock of any shareholder which are the subject of any assignment. An "assignment" for this purpose means any sale, transfer, assignment, gift, bequest or other disposition or conveyance of any shares of the Class A Common Stock, whether voluntarily or involuntarily or by operation of any process of law, or otherwise, and whether or not for any value or consideration. An assignment includes, for example, an assignment occurring in connection with the death of a shareholder who is an individual, the dissolution of a shareholder which is an entity, the bankruptcy or insolvency of a shareholder, or the exercise of any rights by any creditor of a shareholder. If Breda determines to exercise its right to purchase any shares of the Class A Common Stock, the purchase price for the shares will be the fair value of the shares as determined by the board of directors, in its sole discretion, with only one exception. The exception is that if the assignment is a voluntary sale of the shares by a shareholder for value, the purchase price will be the amount of the purchase price payable by the proposed transferee in the sale. Breda will pay the purchase price for any shares purchased by Breda within 90 days of the date of Breda's written notice to the shareholder of Breda's exercise of its right and option to purchase the shares.

The board of directors had historically established the purchase price at approximately 75% of the book value of Breda, but the board began to establish the purchase price at approximately 70% of the book value of Breda in 2002.

The board of directors has historically made this determination in March, April or May of each year, based upon Breda's then most recent year-end financial statements. Breda's fiscal year ends on December 31. The price is then generally announced and becomes effective at the annual shareholders meeting for that year. The purchase price then generally applies until the board of directors makes a new determination and announces the new purchase price at the next annual shareholders meeting. The board of directors has, however, departed from its historical practice on a couple of occasions, primarily in connection with the sale of assets in a transaction which was material to Breda.

Under this approach, the issuance price and redemption price in 1995, 1996, 1997, 1998 and 1999 was, respectively, $27, $31, $41, $64 and $82.

The board of directors departed from its historical practice on November 2, 1999, by adopting a resolution fixing the purchase price at $149 per share. The $149 amount was not based on Breda's book value, but rather was roughly based upon the average sales price of $150.58 per share in the auction that was held in October of 1999. The auction is discussed below. The board of directors took that action because it believed the referenced auction provided it with a basis to make a more current determination on this issue. The board of directors also believed that it was appropriate to make a new determination of the purchase price given the sale of Breda's direct broadcast satellite operation on January 11, 1999. The sale of that operation resulted in a pre-tax gain of $7,436,415. The sale was not included in Breda's books until the first quarter of 1999, and was therefore not included in the 1998 year-end financial statements which had been utilized by the board of directors in establishing the $82 purchase price in early 1999.

The board of directors returned to its historical practices at its meeting on March 13, 2000, at which time the board of directors adopted a resolution fixing the purchase price at $180 per share. The $180 amount was determined based upon Breda's 1999 audited financial statements, and was announced at, and became effective at, the May 17, 2000 annual meeting of the shareholders of Breda. If the above described historical practices were followed, the $180 per share amount would have continued until the next annual determination was made by the board of directors and announced at the annual shareholders meeting for 2001.

The board of directors determined to again depart from its historical practices on this issue, however, at a meeting of the board of directors held on June 12, 2000. At that meeting, the directors adopted a resolution fixing Breda's purchase price for shares of its common stock at $235 per share. The board of directors took this action because it believed that it was appropriate to make a new determination of the purchase price to reflect the receipt by Prairie Telephone of most of the net after-tax proceeds of the sale by Prairie Telephone of its shares of stock in Central Iowa Cellular, Inc. The $235 per share amount was determined by taking approximately 75% of the then net after-tax proceeds of the sale on a per share basis and adding that figure to the last determined purchase price of $180 per share. The shareholders of Breda were notified of the increase in the purchase price from $180 to $235 per share by letter dated June 14, 2000.

At the time the board made its determination on June 12, 2000, Prairie Telephone had received approximately $5,108,280, before taxes, and it was estimated that Prairie Telephone would retain approximately $3,147,676 of that amount, after taxes. For purposes of determining the new purchase price discussed above, Prairie Telephone's basis in its 3,000 shares of common stock of Central Iowa Cellular, Inc. of approximately $206,770 was deducted from the after-tax amount of $3,147,676.

The board of directors has followed Breda's historical practices since that time, by announcing a new purchase price of:

- $258 per share at the May 16, 2001 annual meeting of the shareholders,
- $280 per share at the May 21, 2002 annual meeting of the shareholders,
- $303.00 per share at the May 20, 2003 annual meeting of the shareholders,
- $326 per share at the May 18, 2004 annual meeting of the shareholders,
- $357 per share at the May 17, 2005 annual meeting of the shareholders,
- $394 per share, by letter to the shareholders dated July 12, 2006, and
- $457 per share, by letter to the shareholders dated April 2, 2007.

The per share amount was established based upon Breda's book value as reflected in its most recent year-end financial statements, consistent with Breda's historical practices, except that, since 2002, the purchase price has been set at approximately 70% of the book value.

The per share amounts that were announced by the letters to the shareholders dated July 12, 2006, and April 2, 2007, were announced by those letters instead of at the 2006 and 2007 annual meeting of the shareholders, given the delays experienced by Breda in holding those annual meetings.

The increase in the purchase price from $394 per share to $457 per share which was announced by the April 2, 2007 letter to the shareholders was primarily the result of Breda's receipt of $1,336,000 for the redemption of its 1,336 shares of Class C stock in the Rural Telephone Bank. Breda's pre-tax gain was approximately $1,170,211 and its after tax gain was approximately $698,946.

The board of directors currently intends to continue to address this issue on an annual basis consistent with the above described historical practices, except that the board of directors may determine to depart from those historical practices again in the future in the event of the occurrence of what the board of directors believes are material or significant events.

The purchase price as determined by the board of directors has increased from $27 per share in 1995 to the current $457 per share amount described above. Breda does not believe that the amount of this increase is indicative of potential future increases, however, in particular given that:

- The referenced increase was due primarily to three "one-time" material events, and
- Breda does not currently foresee any material increase in revenues from its or any of its subsidiaries' normal and ordinary course business operations, and, in fact, sees continuing downside pressure on those revenues.

Since there is no public trading market or any other principal market for Breda's common stock, repurchases of common stock by Breda currently is the primary method for a shareholder to be able to sell the shareholder's shares. Breda's repurchases of its common stock are discussed below in this Item.

As discussed below, an auction was held in October, 1999, at which shareholders desiring to sell their shares of Breda's common stock were given the opportunity to sell those shares to other Breda shareholders. There are no current plans, however, to arrange any other auctions in the future. Breda does maintain a list of shareholders desiring to sell their shares, and of other shareholders desiring to purchase those shares, as discussed below.

Given that repurchases of common stock by Breda currently are the primary method for a shareholder to be able to sell the shareholder's shares, the following paragraphs provide additional information on Breda's purchases of its common stock from its shareholders from 2000 through 2006.

During 2000, Breda repurchased 441 shares of its common stock from 14 different shareholders, at a purchase price of $235 per share.

During 2001, Breda repurchased a total of 2,216 shares of its common stock from 26 different shareholders. Two hundred twenty of those shares were purchased at $235 per share, and the rest of those shares (1,996) were purchased at $258 per share.

Breda repurchased a total of 2,025 shares of its common stock during 2002 from 32 different shareholders. Two hundred eighty-seven of those shares were purchased for $258 per share. The rest of those shares (1,738) were purchased for $280 per share.

Breda repurchased a total of 1,306 shares of its common stock during 2003 from 23 different shareholders. One hundred eighty-eight of those shares were purchased at $280 per share, and the rest of those shares (1,118) were purchased for $303 per share.

During 2004, Breda repurchased a total of 524 shares of its common stock from 13 different shareholders. Two hundred three of those shares were purchased at $303 per share. The rest of those shares (321) were purchased for $326 per share.

Breda repurchased a total of 147 shares of its common stock during 2005 from 8 different shareholders. All of those shares were purchased at $357 per share.

Breda repurchased a total of 7 shares of its common stock during 2006 from 1 shareholder, at a purchase price of $394 per share.

There may have been transfers among the shareholders of Breda during some of the above periods for which Breda did not exercise its right of first refusal. Some of those transfers are noted below.

Breda's ability to repurchase any of its shares is subject to certain restrictions in its loan agreements with the RTFC. Those restrictions are discussed below in this Item.

Breda has no plans to and has not agreed to register any of its shares of common stock under any federal or state securities laws. Since Breda has been subject to the reporting requirements of the Securities Exchange Act of 1934 for a period of over ninety days, Rule 144 under the Securities Act of 1933 would be available to permit the resale of shares of common stock by shareholders, subject to certain restrictions contained in Rule 144, including the requirement that the shareholder has held his or her shares for a period of at least one year prior to the date of resale. Once a shareholder (other than a shareholder who is an officer or director of Breda) has held his or her shares of common stock for a period of two years, the shareholder would be able to resell the shares without restriction under Rule 144. As also noted above, however, the governing documents of Breda impose numerous material restrictions and conditions on a shareholder's ability to sell or transfer any shares of Breda's common stock.

An auction was held on October 24, 1999, where shareholders desiring to sell their shares of Breda's common stock were given the opportunity to sell those shares to other Breda shareholders desiring to purchase additional shares of Breda's common stock. Breda paid the costs of the auction, except that the sellers paid the auction fees and clerking fees related to their shares. The auction was provided for the convenience of Breda's shareholders, and no shares were repurchased or issued by Breda pursuant to the auction. A total of 1,924 shares of common stock were sold by 32 different shareholders to 25 other shareholders of Breda, for purchase prices ranging from $145 per share to $180 per share. Breda had a right of first refusal to purchase all of the shares sold in the auction, but elected not to exercise its right. Breda did, however, offer to purchase shares in the auction for $142 per share, but no shareholder chose to sell the shareholder's shares to Breda at that price. The $142 figure was approximately 60% of Breda's book value per share as of the close of the second quarter in 1999. No officers or directors of Breda sold or purchased any shares in the auction. Breda does not have any plans to arrange any other auctions in the future.

The board of directors determined in late 1999 to allow shareholders to advise Breda of the fact that they desire to sell any or all of their shares of Breda's common stock, and to allow persons to advise Breda of the fact that they desire to purchase shares of Breda's common stock. Breda keeps a list of those shareholders and buyers, and will make the list available to all of the shareholders and buyers on the list. The terms of any sale between a shareholder and a buyer will be negotiated by them, and no one is required to sell or buy any shares because their name is on the list. Breda also retains its right to purchase any shares which are intended to be sold by any shareholder to any buyer under the right of first refusal granted to Breda in its Articles of Restatement.

During the calendar year 2000, 5 separate sales of shares occurred between shareholders on the list. Two sales each involved 2 shares, which were sold for $235 per share. One sale involved 53 shares, which were sold for $235 per share. One sale involved 31 shares, which were sold for $155 per share. One sale involved 2 shares, which were sold for $149 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2001, 3 separate sales of shares occurred between shareholders on the list. Two sales each involved 7 shares, which were sold for $258 per share. The other sale involved 43 shares, which were also sold for $258 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2002, 3 separate sales of shares occurred between shareholders on the list. Two sales involved 2 shares which were sold for $258 per share. The other sale involved 3 shares which were also sold for $258 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2003, 1 sale of shares occurred between shareholders on the list. The sale involved 2 shares, which were sold for $280 per share.

There were no sales of shares between shareholders on the list during the calendar year 2004.

During the calendar year 2005, 6 separate sales of shares occurred between shareholders on the list. One sale involved 12 shares which were sold for $326 per share. One sale involved 28 shares which were sold for $357 per share. Two sales involved 2 shares each which were sold for $357 per share. One sale involved 16 shares which were sold for $367 per share. The last sale involved 21 shares which were sold for $357 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2006, 6 separate sales of shares occurred between shareholders on the list or among family members. One sale involved 80 shares, which were sold for $400 per share. One sale involved 1 share which was sold for $357. Another sale involved 10 shares which were sold for $410 per share. Two sales involved 40 shares, which were sold for $400 per share. Another sale involved 2 shares, which were sold for $394 per share. Breda elected not to exercise its right of first refusal with respect to any of these shares.

Breda does not participate in, and has no responsibility for, negotiating the terms and conditions of any sale of shares between anyone on the list.

Breda has declared and paid 9 dividends to its shareholders since Breda was incorporated in 1964. The dividends were declared in March or April of each of 1999 through 2007. The first six dividends were in the amount of $3.00 per share, and the 2005, 2006 and 2007 dividends were in the amount of $7.00 per share. The aggregate dividend paid was, respectively, $113,166, $113,046, $111,087, $104,214, $98,436, $94,479, $218,190, $217,161 and $217,112.

Payment of dividends is within the discretion of Breda's board of directors, and out of funds legally available therefor as provided in the Iowa Business Corporation Act. Breda's ability to declare and pay dividends is also restricted by some of the covenants in its loan agreements with the RTFC. Under those agreements, Breda may not pay any dividends without the prior written approval of the RTFC unless, after the payment, Breda is in compliance with the various ratios, net worth and margin requirements set forth in the loan agreements. Breda also may not pay any dividends if Breda is in default under the loan agreements or if the payment of the dividends would cause Breda to be in breach of the loan agreements.

The restrictions in the RTFC loan agreements also apply to Breda's purchase or redemption of any of its stock and to any other distributions to its shareholders, so the restrictions may also preclude Breda from being able to repurchase its shares of stock as otherwise discussed above.

Breda does not currently believe, however, that the restrictions in the RTFC loan agreements will preclude Breda from paying any dividends or distributions or from repurchasing any of its shares of common stock during 2007, should Breda otherwise determine to do so.

No shares of stock were issued by Breda in 2006. There are currently no outstanding warrants, options or other rights to purchase any shares of common stock of Breda, and there are also currently no outstanding securities which are convertible or exchangeable into or for common stock of Breda. Breda's shares of common stock are not convertible into any other securities.

AVAILABILITY OF OTHER INFORMATION

Breda will provide to a shareholder, upon the written request of the shareholder, a copy of Breda's annual report on Form 10-KSB for the year ended December 31, 2006. The annual report on Form 10-KSB will be provided without charge. Shareholders should direct any such written request to Breda at the following address:

Breda Telephone Corp.
112 East Main
P.O. Box 190
Breda, Iowa 51436

The request should be directed to the attention of Charles Thatcher, President of Breda.

FINANCIAL STATEMENTS

The following pages are certain financial statements of Breda with respect to the years ended December 31, 2005 and December 31, 2006.

[The remainder of this page is intentionally left blank.]

To the Board of Directors
Breda Telephone Corporation and Subsidiaries
Breda, Iowa

We have audited the accompanying consolidated balance sheets of Breda Telephone Corporation (an Iowa corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to obtain audited financial statements for 2005 supporting the Company's investment in RSA No. 7 Limited Partnership, Iowa 8 Monona Limited Partnership and RSA No. 9 Limited Partnership stated at $2,361,720 at December 31, 2005, or its equity in earnings in such Limited Partnerships of $748,493, which is included in net income for the year ended as described in Note 4 to the financial statements; nor were we able to satisfy ourselves about the carrying value of the investment or the equity in its earnings by other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have determined to be necessary had we been able to examine evidence regarding the investment and earnings of RSA No. 7 Limited Partnership, Iowa 8 Monona Limited Partnership and RSA No. 9 Limited Partnership, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Breda Telephone Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operation and their cash flows for the years then ended in conformity with accounting principals generally accepted in the United States of America.

Kiesling Associates LLP
West Des Moines, Iowa
May 24, 2007

Breda Telephone Corp.
And Subsidiaries
Breda, IA

Consolidated Financial Statements
For the Years
Ended December 31, 2006 and 2005

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

Contents

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and December 31, 2005

	December 31, 2006	December 31, 2005 (Restated)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 777,708	$ 739,741
Marketable securities	643,119	635,409
Accounts receivable, net of allowances of $46,750 and $13,700 in 2006 and 2005, respectively	995,861	952,579
Interest receivable	82,241	107,229
Current portion of note receivable	220,283	144,000
Inventory, at average cost	151,659	122,953
Other	47,440	42,196
Deferred income taxes	12,291	22,794
	2,930,602	2,766,901
OTHER NONCURRENT ASSETS		
Marketable securities	6,775,348	5,463,298
Investments in unconsolidated affiliates at equity	7,562,375	5,883,404
Other investments at cost	622,554	790,066
Goodwill	896,812	896,812
Note receivable	-	75,469
	15,857,089	13,109,049
PROPERTY, PLANT AND EQUIPMENT	4,509,149	5,215,291
TOTAL ASSETS	$ 23,296,840	$ 21,091,241
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 175,729	$ 164,513
Accounts payable	178,331	428,211
Accrued taxes	123,301	378,871
Other	63,417	143,582
	540,778	1,115,177
LONG-TERM DEBT, less current portion	1,139,205	1,314,935
OTHER NONCURRENT LIABILITIES	1,359,628	1,002,858
STOCKHOLDERS' EQUITY		
Common stock - no par value, 5,000,000 shares authorized, 31,016 and 31,023 shares issued and outstanding at $394 and $357 stated values, respectively	12,220,304	11,075,211
Retained earnings	8,036,925	6,583,060
	20,257,229	17,658,271
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 23,296,840	$ 21,091,241

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF INCOME
For theYears Ended December 31, 2006 and 2005

	For the Years Ended 2006	2005 (Restated)
OPERATING REVENUES	$ 8,667,053	$ 7,446,337
OPERATING EXPENSES		
Cost of services	4,109,781	3,531,798
Depreciation and amortization	960,685	931,294
Selling, general, and administrative	2,181,342	1,955,379
	7,251,808	6,418,471
OPERATING INCOME	1,415,245	1,027,866
OTHER INCOME (EXPENSES)		
Interest and dividend income	391,562	462,382
Gain or (loss) on sale of investments	1,165,392	(2,754)
Gain or (loss) on disposal of assets	(21,714)	33,385
Interest expense	(108,774)	(105,409)
Income from equity investments	1,872,028	1,341,698
Other, net	5,770	(9,880)
	3,304,264	1,719,422
INCOME BEFORE INCOME TAXES	4,719,509	2,747,288
INCOME TAXES	1,900,632	869,351
NET INCOME	$ 2,818,877	$ 1,877,937
NET INCOME PER COMMON SHARE	$ 90.87	$ 60.40

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2004 (Restated)	31,170	$ 10,161,420	$ 5,889,583	$ 16,051,003
Comprehensive income:				
Net Income			1,877,937	1,877,937
Dividends paid			(218,190)	(218,190)
Common stock redeemed, net	(147)	(52,479)		(52,479)
Stated value stock adjustment		966,270	(966,270)	
Balance at December 31, 2005 (Restated)	31,023	11,075,211	6,583,060	17,658,271
Comprehensive income:				
Net Income			2,818,877	2,818,877
Dividends paid			(217,161)	(217,161)
Common stock redeemed, net	(7)	(2,758)		(2,758)
Stated value stock adjustment		1,147,851	(1,147,851)	
Balance at December 31, 2006	31,016	$ 12,220,304	$ 8,036,925	$ 20,257,229

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,818,877	$ 1,877,937
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	960,685	931,294
Deferred income taxes	367,274	50,699
Amortization of investment tax credits	-	(4,701)
Amortization of investment premium/discount - net	97,488	64,521
Equity income in unconsolidated affiliates, net of distributions received of $1,153,057 and $847,902 in 2006 and 2005, respectively	(718,971)	(493,795)
Realized (gain) or loss on sale of property	21,714	(33,444)
Note receivable discount	(814)	(5,609)
Gain on sale of investments - at cost	(1,165,392)	-
Changes in assets and liabilities:		
(Increase) Decrease in assets:	(52,245)	(342,586)
Increase (Decrease) in liabilities:	(587,657)	371,513
Net cash provided by operating activities	1,740,959	2,415,829
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(390,462)	(1,488,128)
Proceeds from the sale of assets	116,247	53,863
Purchase of marketable securities	(3,177,070)	(1,100,603)
Purchase of equity investments	(960,000)	(403,264)
Purchase of other investments - at cost	(5,978)	(3,340)
Proceeds from the sale of property	-	53,863
Proceeds from the sale of marketable securities	1,755,003	587,190
Proceeds from the sale of other investments - at cost	1,343,701	7,209
Repayment of notes receivable	-	5,000
Net cash used in investing activities	(1,318,559)	(2,288,210)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long term debt	(164,514)	(154,013)
Common stock redeemed, net	(2,758)	(52,479)
Dividends paid	(217,161)	(218,190)
Net cash used in financing activites	$ (384,433)	$ (424,682)
Net Increase or (Decrease) in Cash and Cash Equivalents	$ 37,967	$ (297,063)
Cash and Cash Equivalents at Beginning of Period	739,741	1,036,804
Cash and Cash Equivalents at End of Period	$ 777,708	$ 739,741
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period for:		
Interest	$ 108,774	$ 116,809
Income taxes	$ 1,798,064	$ 679,800

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Breda Telephone Corporation (herein referred to as "the Company") is a provider of telecommunications exchange and local access services, long distance services, cable television services and Internet services in a service area located primarily in western Iowa. The company is also involved in retail sales of cellular equipment and service plans for cellular partnerships of which it owns interests, and sales of other telecommunications equipment.

Basis of Presentation

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. Management uses estimates and assumptions in preparing its consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent revenues and expenses. Telephone operations reflect practices appropriate to the telephone industry. The accounting records of the telephone companies are maintained in accordance with the Uniform System of Accounts for Class A and B Telephone Companies prescribed by the Federal Communications Commission (FCC) as modified by the state regulatory authority.

The accounting records for the Company's cable television operations are maintained in accordance with the Uniform System of Accounts for CATV Companies prescribed by the National Association of Regulatory Utility Commissioners.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Prairie Telephone Co., Inc., Tele-Services, Ltd., and Westside Independent Telephone Company. The financial statements of Prairie Telephone Co., Inc. include the accounts of Prairie and its 100% owned subsidiary, BTC, Inc. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.

Investments

Marketable debt and equity securities bought and held principally for selling in the near future are classified as trading securities and carried at fair value. Unrealized holding gains and losses on trading securities are reported in earnings. Marketable debt and equity securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses recorded as a separate component of stockholders' equity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments, (Continued)

Debt securities for which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The Company uses the specific identification method of computing realized gains and losses.

Nonmarketable equity investments, over which the Company has significant influence or a 20% ownership, are reflected on the equity method. Other nonmarketable equity investments are stated at cost.

Inventory

Inventory includes both merchandise held for resale and material and supplies. Merchandise held for resale is recorded at the lower of cost or market with cost determined by the average cost method. Materials and supplies, used in the construction of the Company's facilities to provide telecommunications services, are recorded at average cost.

Goodwill

Goodwill is deemed to have an indefinite life and is stated at the lower of cost or fair value. The asset is subject to periodic impairment tests.

Property, Plant and Equipment

Telephone and cable television plant are capitalized at original cost including the capitalized cost of salaries and wages, materials, certain payroll taxes, employee benefits and interest incurred during the construction period.

The Company provides for depreciation for financial reporting purposes on the straight-line method by the application of rates based on the estimated service lives of the various classes of depreciable property. These estimates are subject to change in the near term.

Renewals and betterments of units of property are charged to telephone and cable television plant in service. When plant is retired, its cost is removed from the asset account and charged against accumulated depreciation less any salvage realized. No gains or losses are recognized in connection with routine retirements of depreciable property. Repairs and renewals of minor items of property are included in plant specific operations expense.

Repairs of other property, as well as renewals of minor items of property are included in plant specific operations expense. A gain or loss is recognized when other property is sold or retired.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company would provide for impairment losses on long-lived assets when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. Based on current conditions, management does not believe any of its long-lived assets are impaired.

Income Taxes

Income taxes are accounted for using a liability method and provide for the tax effects of transactions reported in the consolidated financial statements including both taxes currently due and deferred. Deferred taxes are adjusted to reflect deferred tax consequences at current enacted tax rates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes arise from differences between the book and tax basis of plant assets, certain investments and goodwill. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled.

Revenue Recognition

The Company recognizes revenues when earned regardless of the period in which they are billed. The Company is required to provide telephone service to subscribers within its defined service territory.

Local network, Internet and cable television service revenues are recognized over the period a subscriber is connected to the network.

Network access and long distance service revenues are derived from charges for access to the Company's local exchange network. The interstate portion of access revenues is based on an average schedule settlement formula administered by the National Exchange Carrier Association (NECA), which is regulated by the FCC. The intrastate portion of access revenues is billed based upon the Company's tariff for access charges filed with the Iowa Utilities Board (IUB). The charges developed from these tariffs are used to bill the connecting long distance provider and revenues are recognized in the period the traffic is transported based on the minutes of traffic carried. Long distance revenues are recognized at the time a call is placed based on the minutes of traffic processed at contracted rates.

Other revenues include contractually determined arrangements for the provision of billing and collecting services and are recognized in the period when the services are performed. Cellular sales and commission revenues are recognized at the time of customer activation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company uses the reserve method to recognize uncollectible customer accounts.

Reclassifications

Certain reclassifications have been made to the 2005 consolidated financial statements to conform to the 2006 presentation.

NOTE 2. MARKETABLE SECURITIES

The amortized cost and fair value of held-to-maturity securities are:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
Held-to-Maturity:				
Municipal bonds	$ 4,687,740	$ 29,188	$ (54,495)	$ 4,662,433
Government securities	2,730,727	9,981	(45,299)	2,695,409
	$ 7,418,467	$ 39,169	$ (99,794)	$ 7,357,842
December 31, 2005				
Held-to-Maturity:				
Municipal bonds	$ 4,735,425	$ 31,136	$ (64,618)	$ 4,701,943
Government securities	1,363,282	1,177	(32,305)	1,332,154
	$ 6,098,707	$ 32,313	$ (96,923)	$ 6,034,097

	2006	2005
Amounts classified as:		
Current	$ 643,119	$ 635,409
Noncurrent	6,775,348	5,463,298
Total	$ 7,418,467	$ 6,098,707

The amortized cost and fair value of marketable debt securities at December 31, 2006, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 643,119	$ 633,028
Due after one year through three years	893,372	886,323
Due after three years through five years	1,450,537	1,435,142
Due after five years	4,431,439	4,403,350
	$ 7,418,467	$ 7,357,843

NOTE 3. NOTE RECEIVABLE

Note receivable consists of the following:

	2006	2005
Desktop Media, L.L.C. - 8.75%	439,974	439,160
Allowance	(219,691)	(219,691)
	220,283	219,469
Less current portion	220,283	144,000
	$ -	$ 75,469

The note with Desktop Media, L.L.C., (Desktop) had an original balance of $500,000 and an original maturity in 2006. Interest on the note balance accrues at the rate of prime plus 1 percent (prime + 1%) per annum. The interest rate is adjusted on the anniversary of the note. The note is shown net of an unamortized discount of $814 at December 31, 2005. Principal payments of $12,000 plus interest were due the first of each month beginning May of 2003 and were due each month thereafter until paid in full. On September 17, 2003 the Company signed a principal deferral agreement with Desktop to defer principal payments due in the months of September through December 2003.

The Company has recorded allowances of $219,691 and $219,691 at December 31, 2006 and 2005, respectively due to the fact that it has not received the scheduled monthly principal payments required by the note agreement. In 2005, the Company recorded an additional allowance of $46,717 on the note receivable. The Company's ownership in Desktop Media, L.L.C. increased to 17% in 2004 when certain conditions of a loan deferral agreement were not met, and as a result, the Company subsequently began to report its Desktop investment on the equity basis. The additional allowance represents losses in excess of the Company's cost in the Desktop investment.

NOTE 4. OTHER INVESTMENTS

INVESTMENTS IN UNCONSOLIDATED AFFILIATES AT EQUITY

Investments in unconsolidated affiliates at equity include investments in partnerships, limited liability companies and joint ventures as follows:

	2006	2005 (Restated)
Alpine Communications, L.C.	$ 2,064,675	$ 1,849,883
West Iowa Cellular, Inc.	1,321,626	1,084,694
RSA #1, Ltd.	1,204,368	1,084,056
RSA #7, Ltd.	451,619	356,856
RSA #9, Ltd.	769,064	920,170
Desktop Media, L.L.C.	-	-
Quad County Communications	56,068	60,341
Carroll County Wireless, L.L.C.	63,038	62,329
Guthrie Group, L.L.C.	54,619	57,612
Bug Tussel, L.L.C.	617,298	407,463
Spiralight, L.L.C.	960,000	-
	$ 7,562,375	$ 5,883,404

The Company has a 17.42% ownership interest in Alpine Communications, L.C. (Alpine) at December 31, 2006 and 2005. Alpine owns and operates several wireline telephone exchanges in northeastern Iowa, along with providing Internet and cable television services in and around its wireline service territory.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2006 and 2005 and the twelve months then ended.

	Alpine Communications, L.C.	
	2006	2005 (Restated)
Assets	$ 19,104,618	$ 19,071,667
Liabilities	8,205,197	9,404,785
Equity	$ 10,899,421	$ 9,666,882
Revenues	$ 7,614,739	$ 7,371,191
Expenses	5,327,827	5,148,710
Net Income	$ 2,286,912	$ 2,222,481

The Company's percentage ownership interests in partnerships providing cellular telephone services within their respective service areas at December 31, 2006 and 2005 are as follows:

West Iowa Cellular, Inc.,	25.0%
RSA #1, Ltd.	10.3%
RSA #7, Ltd.	7.1%
RSA #9, Ltd.	16.7%

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2006 and 2005 and the twelve months then ended.

2006

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 5,627,101	$ 11,825,263	$ 9,614,812	$ 6,239,458
Liabilities	340,599	966,659	3,302,667	1,625,995
Equity	$ 5,286,502	$ 10,858,604	$ 6,312,145	$ 4,613,463
Revenues	$ 2,328,612	$ 8,193,772	$ 16,900,499	$ 10,828,447
Expenses	980,885	6,021,512	13,176,017	8,318,020
Net Income	$ 1,347,727	$ 2,172,260	$ 3,724,482	$ 2,510,427

2005 (Restated)

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 4,578,572	$ 10,554,590	$ 8,398,053	$ 6,861,727
Liabilities	239,797	927,484	3,410,390	1,341,813
Equity	$ 4,338,775	$ 9,627,106	$ 4,987,663	$ 5,519,914
Revenues	$ 1,603,705	$ 7,360,677	$ 14,342,030	$ 11,242,490
Expenses	664,214	6,117,008	11,651,894	9,315,996
Net Income	$ 939,491	$ 1,243,669	$ 2,690,136	$ 1,926,494

The Company has a 17% ownership in Desktop at December 31, 2006 and 2005. Desktop operates in southeastern Minnesota and is a provider of Internet and telephone services.

This investment is accounted for under the equity method with the Company recognizing their proportionate share of income and losses to the extent that the investment exceeds losses. Accordingly, the recorded investment amount in Desktop was eliminated at December 31, 2004. In 2005, additional losses in excess of the basis totaling $46,717 were applied against the outstanding note receivable.

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2006 and 2005 and the twelve months then ended.

	Desktop Media, L.L.C.	
	2006	2005 (Restated)
Assets	$ 516,434	$ 541,973
Liabilities	1,926,356	1,821,559
Equity	$ (1,409,922)	$ (1,279,586)
Revenues	$ 2,230,723	$ 2,273,744
Expenses	2,443,209	2,493,224
Net Income	$ (212,486)	$ (219,480)

In January 2006, an interested party proposed a Letter of Intent to purchase Desktop Media, L.L.C. of which the Company is a 17% owner. In February 2007, a proposed Purchase Agreement was prepared by the same interested party and presented to Desktop Media, L.L.C.'s owners. If negotiations are successful, the Company expects its portion of the proceeds from the sale to be approximately $26,000. Upon sale of Desktop Media, L.L.C., the Company would also expect to receive $439,974 for its note receivable from Desktop Media, L.L.C.

The Company has a 33.33% ownership interest in Quad County Communications (Quad County) at December 31, 2006 and 2005. This entity owns and operates a fiber optic network.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2006 and 2005 and the twelve months then ended.

	Quad County Communications	
	2006	2005 (Restated)
Assets	$ 174,882	$ 188,842
Liabilities	6,677	7,818
Equity	$ 168,205	$ 181,024
Revenues	$ 24,088	$ 12,250
Expenses	51,831	52,047
Net Income	$ (27,743)	$ (39,797)

The Company's percentage interests in Carroll County Wireless, L.L.C. and Guthrie Group, L.L.C. are each 33.33% at December 31, 2006 and 2005. Both companies have purchased the licenses to provide personal communication services (PCS); however, neither company has begun providing PCS services as of December 31, 2006.

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2006 and 2005 and the twelve months then ended.

2006

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 189,113	$ 163,856
Liabilities	-	-
Equity	$ 189,113	$ 163,856
Revenues	$ 29,685	$ 3,089
Expenses	27,559	12,069
Net Income	$ 2,126	$ (8,980)

2005 (Restated)

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 186,987	$ 181,618
Liabilities	-	8,782
Equity	$ 186,987	$ 172,836
Revenues	$ 11	$ -
Expenses	8,604	4,319
Net Income	$ (8,593)	$ (4,319)

The Company has a 9.94% ownership interest in Bug Tussel Wireless LLC (Bug Tussel) at December 31, 2006 and 2005. Bug Tussel has constructed a wireless network in rural Wisconsin, which provides roaming services to cellular carriers offering service in the state.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2006 and 2005 and the twelve months then ended.

	Bug Tussel, L.L.C. 2006	2005 (Restated)
Assets	$ 9,671,295	$ 4,892,164
Liabilities	4,740,197	2,035,188
Equity	$ 4,931,098	$ 2,856,976
Revenues	$ 8,351,715	$ 2,814,063
Expenses	5,966,644	1,946,990
Net Income	$ 2,385,071	$ 867,073

NOTE 4. OTHER INVESTMENTS (Continued)

The Company purchased a 30% interest in a new entity, Spiralight Network, L.L.C. on December 28, 2006. Spiralight Network, L.L.C. provides fiber transport services in Wisconsin, Illinois and Minnesota. The investment will be accounted for on the equity method of accounting. No income or loss was recognized in 2006 due to the short period of ownership.

Partnership investments above with less than a 20% ownership are carried at equity due to the level of influence the Company has with respect to each investment. Investments in limited liability companies are on the equity method if ownership is more than 3-5%.

LONG-TERM INVESTMENTS AT COST

Long-term investments at cost include nonmarketable equity securities and certificates as follows:

	2006	2005
NECA Services, Inc. - stock	$ 300,000	$ 300,000
Rural Telephone Finance Cooperative - certificates	178,616	182,193
Rural Telephone Bank - stock	-	165,789
Iowa Network Services - stock	78,705	78,705
NRTC Patronage Capital - certificates	54,233	52,379
Other	11,000	11,000
	$ 622,554	$ 790,066

Other investments include $165,789 at December 31, 2005, related to Rural Telephone Bank (RTB) Class B and C stock. The RTB Class B stock was purchased from the RTB as a condition of obtaining long-term financing. Holders of RTB Class B stock are entitled to patronage dividends in the form of additional Class B stock. Any Class C stock was obtained through purchase or at the Company's option, through the conversion of previously acquired Class B Stock as the related loans were repaid. In 2005, the RTB board announced plans to redeem the outstanding stock of the bank and liquidate the bank. Under the plan, the RTB's outstanding loans will be transferred to the RUS. The RTB stock held by the Company was redeemed at par value after the execution of a redemption agreement with the RTB in the second quarter of 2006. Proceeds from the redemption totaled $1,336,000.

NOTE 5. GOODWILL

Goodwill consists of the following:

	2006	2005
Balance, beginning of year	$ 896,812	$ 896,812
Goodwill acquired	-	-
Goodwill impairment	-	-
Balance, end of year	$ 896,812	$ 896,812

The Company annually assesses its recorded balances of goodwill and indefinite lived intangible assets. As a result, the Company determined no impairment needed to be recorded for the years ended December 31, 2006 and 2005.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	2006	2005
Telephone plant in service:		
Land	$ 41,508	$ 41,508
Buildings	1,412,256	1,588,518
Other general support assets	1,713,384	1,708,212
Central office assets	4,028,301	3,965,624
Cable and wire facilities	4,870,035	4,670,268
Other plant and equipment	991,668	902,127
	13,057,152	12,876,257
Cable television plant in service:		
Land	$ 8,846	$ 11,661
Buildings	132,673	132,673
Other plant and equipment	222,146	159,304
Towers, antennas and head end equipment	1,603,930	1,592,410
Cable and wire facilities	1,573,544	1,573,544
Franchises	30,092	30,092
	3,571,231	3,499,684
Total property, plant and equipment	16,628,383	16,375,941
Less accumulated depreciation	12,119,234	11,202,573
	4,509,149	5,173,368
Plant under construction	-	41,923
	$ 4,509,149	$ 5,215,291

Telephone cable and wire facilities of approximately $688,000 and cable television head end equipment of approximately $506,000 were fully depreciated in 2006. Depreciation on depreciable property resulted in composite rates of 5.8% and 5.9% for 2006 and 2005, respectively.

NOTE 7. INCOME TAXES

Income taxes reflected in the Consolidated Statements of Income consist of the following:

	2006	2005 (Restated)
Federal income taxes:		
Current tax expense	$ 1,208,959	$ 596,898
Deferred tax expense	275,838	35,264
Amortization of investment tax credits	-	(4,701)
State income taxes:		
Current tax expense	324,400	226,455
Deferred tax expense	91,435	15,435
Total income tax expense	$ 1,900,632	$ 869,351

Deferred federal and state tax liabilities and assets reflected in the Consolidated Balance Sheets are summarized as follows:

	2006	2005 (Restated)
Deferred tax liabilities		
Federal	$ 1,156,574	$ 894,953
State	356,426	276,287
Total deferred tax liabilities	1,513,000	1,171,240
Deferred tax assets		
Federal	(125,259)	(143,679)
State	(40,404)	(47,497)
Total deferred tax assets	(165,663)	(191,176)
Net deferred tax liabilities	$ 1,347,337	$ 980,064
Current portion	$ (12,291)	$ (22,794)
Long-term portion	1,359,628	1,002,858
Net deferred tax liability	$ 1,347,337	$ 980,064

The tax provision differs from the expense that would result from applying the federal statutory rates to income before income taxes as the result of state income taxes, tax-exempt interest, dividends received deduction and the amortization of investment tax credits.

Cash paid for income taxes and estimated income taxes for 2006 and 2005 totaled $1,798,064 and $679,800, respectively.

NOTE 7. INCOME TAXES (Continued)

The following is a reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate:

	2006	2005 (Restated)
Statutory federal income tax rate	34.0 %	34.0 %
State income taxes, net of federal benefit	10.1 %	10.1 %
Amortization of investment tax credits	- %	(0.1) %
Dividends received deduction	(0.6) %	(1.5) %
Tax exempt interest	(3.7) %	(5.0) %
Other	0.5 %	(5.9) %
Effective income tax rate	40.3 %	31.6 %

The Company files consolidated tax returns including their subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company and Tele-Services, Ltd. for income tax purpose. For financial reporting purposes, income taxes are presented as if each member of the consolidated group was a separate taxpayer.

NOTE 8. LONG-TERM DEBT

	2006	2005
Long-term debt consists of:		
Rural Telephone Finance Cooperative		
7.35% (Fixed Rate)	$ 1,314,934	$ 1,479,448
Less current portion	175,729	164,513
	$ 1,139,205	$ 1,314,935

The annual requirements for principal payments on long-term debt for the next five years are as follows:

2007	$ 175,729
2008	187,710
2009	200,507
2010	214,177
2011	228,779

Substantially all assets of the Company are pledged as security for the long-term debt under certain loan agreements with the Rural Telephone Finance Cooperative (RTFC). These mortgage notes are to be repaid in equal quarterly installments covering principal and interest beginning two to three years after date of issue and expiring by the year 2013.

NOTE 8. LONG-TERM (Continued)

The security and loan agreements underlying the RTFC notes contain certain restrictions on distributions to stockholders, investment in, or loans to others, and payment of management fees or an increase in management fees. The Company is restricted from making any distributions, except as might be specifically authorized in writing in advance by the RTFC noteholders, unless minimum net worth exceeds 40% and distributions are limited to certain levels of prior year cash margins. In addition, the Company is required to achieve a debt service coverage ratio of not less than 1.25 and a times interest earned ratio of not less than 1.5.

The Company has a line of credit with the RTFC for $1,500,000. The approved line of credit is available until November 15, 2010. The interest rate at December 31, 2006 is 8.2%. No funds were advanced under the line at December 31, 2006. In addition, the Company has a line of credit with the RTFC for $500,000. This approved line of credit is available until November 30, 2010. The interest rate at December 31, 2006 is 8.2%. No funds were advanced under the line at December 31, 2006.

Cash paid for interest for 2006 and 2005, net of amounts capitalized, totaled $108,774 and $116,809, respectively.

NOTE 9. OPERATING SEGMENTS INFORMATION

The Company organizes its business into three reportable segments: local exchange carrier (LEC) services, broadcast services and Internet service provider (ISP) services. The LEC services segment provides telephone, data services and other services to customers in local exchanges. The broadcast services segment provides cable television services to customers in Iowa and Nebraska. The ISP services segment provides Internet access to customers within the local exchanges and the surrounding areas.

The Company's reportable business segments are strategic business units that offer different products and services. Each reportable segment is managed separately primarily because of different products, services and regulatory environments. LEC segments have been aggregated because of their similar characteristics.

NOTE 9. OPERATING SEGMENTS INFORMATION (Continued)

The segment's accounting policies are the same as those described in the summary of significant accounting policies.

2006	Local Exchange Carrier	Broadcast	Internet Service Provider	Total
Revenues and sales	7,315,068	724,957	627,028	$ 8,667,053
Interest income	372,967	16,385	2,210	391,562
Interest expense	108,774	-	-	108,774
Depreciation and amortization	668,691	144,894	147,100	960,685
Income tax expense (benefit)	2,035,978	(132,002)	(3,344)	1,900,632
Segment profit (loss)	3,510,729	(184,972)	(506,880)	2,818,877
Segment assets	21,416,179	748,796	1,131,865	23,296,840
Expenditures for segment assets	246,657	71,548	72,257	390,462
2005				
Revenues and sales	$ 6,063,713	$ 803,561	$ 579,063	$ 7,446,337
Interest income	446,657	14,924	801	462,382
Interest expense	105,409	-	-	105,409
Depreciation and amortization	644,533	187,918	98,843	931,294
Income tax expense (benefit)	1,000,148	(118,130)	(12,667)	869,351
Segment profit (loss)	2,382,331	(193,859)	(310,535)	1,877,937
Segment assets	19,091,355	826,904	1,172,982	21,091,241
Expenditures for segment assets	738,485	206,885	542,758	1,488,128

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share for 2006 and 2005 was computed by dividing the weighted average number of shares of common stock outstanding into the net income. The weighted average number of shares of common stock outstanding for the years ended December 31, 2006 and 2005 were 31,021 and 31,092, respectively.

NOTE 11. STOCK VALUE ADJUSTMENT

During July 2006, the board of directors authorized a $37 increase in the stated value of each share of common stock from $357 to $394. There were 31,023 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,147,851.

During May 2005, the board of directors authorized a $31 increase in the stated value of each share of common stock from $326 to $357. There were 31,170 shares outstanding at the time of the value adjustment, which reduced retained earnings by $966,270.

NOTE 12. STOCK RESTRICTIONS

The Company has one class of common stock. Each shareholder is entitled to one vote regardless of the number of shares owned. Restrictions on the stock include the following:

- Individuals purchasing new shares of stock must be living within the service areas of the Company and subscribe to its telephone services. In addition, new stockholders are limited to purchasing no more than thirty shares of stock directly from the Company.
- Stockholders are limited to ownership of not more than one percent of the outstanding shares of stock unless ownership was prior to the restated Articles of Incorporation.
- Stockholders shall not sell any shares of stock owned unless the Company has been given first right of refusal.
- In households with multiple individuals, only one person must be deemed the subscriber of Company services.
- A one-time stock transfer to a family member (spouse, child, grandchild, parent, grandparent, or sibling) is allowed for shareholders of record for the shares they held in 1995 even if such transferee resides outside of the telephone exchange service area and is not a subscriber of the Company's telephone services.
- Stock transfers require consent of the board of directors.

The Company may adopt bylaws, which may further restrict the transfer or ownership of capital stock of the Company.

NOTE 13. EMPLOYEE BENEFITS

The Company has a defined benefit pension plan covering most employees. The multi employer retirement program is with the National Telephone Cooperative Association (NTCA) and has been approved by the Internal Revenue Service. Pension costs expensed and capitalized for 2006 and 2005 were $144,376 and $149,427, respectively. The Company makes annual contributions to the plan equal to amounts accrued for pension expense.

NOTE 14. ASSET RETIREMENT OBLIGATION

Generally accepted accounting principles require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

The Company has determined it does not have a material legal obligation to remove long-term assets and accordingly, there have been no liabilities recorded for the years ended December 31, 2006 and 2005.

NOTE 15. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from RSA #9, Ltd. Partnership (RSA #9) based on cellular service activation and retention. The Company has a 16.7% ownership interest in RSA #9. Commissions received by the Company for the years ended December 31, 2006 and 2005 were approximately $1,111,000 and $1,144,000, respectively. At December 31, 2006 and 2005, $147,351 and $125,260 were due from RSA #9 for commissions.

NOTE 16. CONCENTRATIONS OF CREDIT RISK

The Company grants credit to local service customers, all of whom are located in the service area, broadcast customers, Internet customers and telecommunications intrastate and interstate long distance carriers.

The Company received 51% of its 2006 revenues from access revenues and assistance provided by the Federal Universal Service Fund. As a result of the Telecommunications Act of 1996, the manner in which access revenues and Universal Service Funds are determined is currently being modified by regulatory bodies.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, along with both temporary and long-term investments. The Company places its cash, cash equivalents and investments in several financial institutions which limits the amount of credit exposure in any one financial institution.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 17. CHANGE IN ACCOUNTING METHOD

The Company has restated its income from equity investments for the year ended December 31, 2005. The Company determined to restate its income from equity investments from the accepted method of a twelve-month period ending September 30th to a better method of a twelve-month period ending December 31st, when calendar year financial statements became available for each of the years ending 2005 and 2006 for these investments. The Company determined to make the change in accounting method to have uniformity in its reporting period for all of the financial information presented in its financial statements.

The change in accounting method in 2005 resulted in a $103,976 increase in income from equity investments. Net of the income tax expense increase of $40,775, the 2005 net income increased $63,201. Net income per common share increased to $60.40 per share from $58.37 per share.

The result of the change in accounting method is a change in retained earnings at December 31, 2004 of $153,315.

NOTE 18. NONCASH INVESTING ACTIVITIES

Noncash investing activities included $2,042 during the year ended December 31, 2006 relating to plant and equipment additions placed in service during 2006, which are reflected in accounts payable at year end.

END